                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)
                              BAYCORP HOLDINGS LTD
                                (Name of Issuer)

                    Common Stock, Par Value, $0.01 Per Share
                         (Title of Class of Securities)

                                    072728108
                                 (CUSIP Number)

                             Stephen M. Davis, Esq.
                         Heller Ehrman White & McAuliffe


           711 Fifth Avenue, New York, New York 10022, (212) 832-8300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 28, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).

                               Page 1 of 21 Pages

                                 SCHEDULE 13D

----------------------                                    -----------------
CUSIP No. 072728108                                       Page 2 of 21 Pages
----------------------                                    ------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         The SC Fundamental Value Fund, L.P.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [X]
                                                                (b)  [ ]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
         WC/OO
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                               [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-----------------------------------------------------------------------------
    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
         0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
         518,060
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
         0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
         518,060
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         518,060
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                              [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.3%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         PN
==============================================================================
              *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

                               SCHEDULE 13D

----------------------                                   -----------------
CUSIP No. 072728108                                     Page 3 of 21 Pages
----------------------                                   -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         SC Fundamental Value BVI, Inc.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [x]
                                                              (b)  [ ]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
         N/A
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                   [ ]
--------------------------------------------------------------  -----------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
------------------------------------------------------------------------------
    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
------------------------------------------------------------------------------
7  SOLE VOTING POWER
            0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
            271,443
------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
            0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
            271,443
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            271,443
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.3%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         CO
==============================================================================
               *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------                                -----------------
CUSIP No. 072728108                                  Page 4 of 21 Pages
----------------------                                -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         SC Fundamental Inc.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [x]
                                                                   (b)  [ ]
------------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
         N/A
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                     [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-----------------------------------------------------------------------------
            NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
                  0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
                  518,060
----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
                  0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
                  518,060
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  518,060
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                               [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.3%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         CO
==============================================================================
       *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

                                     SCHEDULE 13D

----------------------                                    -----------------
CUSIP No. 072728108                                      Page 5 of 21 Pages
----------------------                                    -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Gary N. Siegler
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                (b)  [x]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
         N/A
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                    [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-----------------------------------------------------------------------------
      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
                  0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
                  804,503
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
                  0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
                  804,503
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  804,503
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.8%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         IN
==============================================================================
                 SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

                                      SCHEDULE 13D

----------------------                                  -----------------
CUSIP No. 072728108                                    Page 6 of 21 Pages
----------------------                                  -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Peter M. Collery
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [ ]
                                                                   (b)  [x]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
         N/A
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                 [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
                  0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
                  812,003
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
                  0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
                  812,003
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  812,003
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                            [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.9%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         IN
==============================================================================
             *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

                               SCHEDULE 13D

----------------------                             -----------------
CUSIP No. 072728108                               Page 7 of 21 Pages
----------------------                             -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Neil H. Koffler
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
                                                                (b)  [x]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
         N/A
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                   [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
                  0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
                  789,503
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
                  0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
                  789,503
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  789,503
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                            [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.6%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         IN
==============================================================================
              *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

                                     SCHEDULE 13D

----------------------                                  -----------------
CUSIP No. 072728108                                    Page 8 of 21 Pages
----------------------                                  -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         SC-BVI Partners
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [x]
                                                              (b)  [ ]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
         N/A
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                 [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-----------------------------------------------------------------------------
            NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
                  0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
                  271,443
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
                  0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
                  271,443
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  271,443
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                            [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.3%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         PN
==============================================================================
          *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

                                    SCHEDULE 13D

----------------------                                     -----------------
CUSIP No. 072728108                                       Page 9 of 21 Pages
----------------------                                     -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         SC Fundamental Value BVI, Ltd.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
         N/A
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         British Virgin Islands
-----------------------------------------------------------------------------
  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
                  0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
                  271,443
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
                  0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
                  271,443
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  271,443
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                              [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.3%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         CO
==============================================================================
       *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

                               SCHEDULE 13D

----------------------                             -----------------
CUSIP No. 072728108                              Page 10 of 21 Pages
----------------------                             -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         SC Fundamental, LLC
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [x]
                                                                    (b)  [ ]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
         N/A
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                        [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-----------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
                  0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
                  518,060
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
                  0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
                  518,060
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  518,060
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                              [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.3%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         OO
==============================================================================
          *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

                                                 Page 11 of 21 Pages

                                   AMENDMENT NO. 1
                                        TO THE
                                    SCHEDULE 13D


This statement constitutes Amendment No. 1 to the Schedule 13D relating to the Common Stock, par value $0.01 per share ("Common Stock"), of Baycorp Holdings Ltd (the "Issuer") filed by SC Fundamental Inc. ("SC"), The SC Fundamental Value Fund, L.P. ("Fund"), SC Fundamental Value BVI, Inc. ("BVI Inc."),
Gary N. Siegler ("Siegler"), Peter M. Collery ("Collery"), SC Fundamental, LLC (SCFLLC"), SC Fundamental Value BVI, Ltd. ("BVI Fund"), SC-BVI Partners and
Neil H. Koffler ("Koffler") (collectively, the "Reporting Persons").

                        Item 2. Identity and Background.

                  SCFLLC is a New York limited liability company and, effective as of January 1, 1998, became the general partner of Fund. The principal business of SCFLLC is serving in such capacity and investing in securities. The business address of SCFLLC is 10 East 50th Street, New York, New York 10022. During the last five years, neither SCFLLC nor any of its members has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The name, position and business address of each member of SCFLLC is set forth on Exhibit B attached hereto.

                  BVI Fund is a British Virgin Islands Company. The principal business of BVI Fund is investing in securities. The business address of BVI Fund is c/o Citco Fund Services (Cayman Islands) Ltd., Corporate Center, West Bay Road, Grand Cayman, Cayman Islands. During the last five years, neither BVI Fund nor any of its directors or officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The name, position, business address and citizenship of the directors and executive officers of BVI Fund are set forth on Exhibit B hereto.

                  SC-BVI Partners is a Delaware general partnership. The principal business of SC-BVI Partners is serving as the investment manager of BVI Fund and investing in securities. The business address of SC-BVI Partners is 10 East 50th Street, New York, New York 10022. During the last five years, neither SC-BVI Partners nor any of its general partners has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or

                                                   Page 12 of 21 Pages

administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The name, position and business address of the general partners of SC-BVI Partners are set forth on Exhibit B hereto.

                  Koffler is a citizen of the United States having a business address at c/o SC Fundamental, LLC, 10 East 50th Street, New York, New York 10022. The principal occupation of Koffler is acting as an employee member of SCFLLC. Koffler also serves as a director of the Issuer. During the last five years, Koffler has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 5.  Interest in Securities of the Issuer

                  (a) As of the close of business on July 2, 1999, the Reporting Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficiary in the aggregate the number and percentage of the Issuer's common stock set forth opposite their names below (based upon the number of Shares that were reported to be outstanding in the Issuer's Form 10Q as of May 7, 1999.

                                                       Page 13 of 21 Pages

=============================================================================

Name                       Shares of Common Stock             Percentage
-----------------------------------------------------------------------------

SC Fundamental Inc.                 518,060                    6.3%
-----------------------------------------------------------------------------
The SC Fundamental
Value Fund, L.P.                    518,060                    6.3%
-----------------------------------------------------------------------------
SC Fundamental Value
BVI, Inc.                           271,443                    3.3%
-----------------------------------------------------------------------------
Gary N. Siegler                     804,503                    9.8%
-----------------------------------------------------------------------------
Peter M. Collery                    812,003(1)                 9.9%
-----------------------------------------------------------------------------
SC BVI Partners                     271,443                    3.3%
-----------------------------------------------------------------------------
SC Fundamental
Value BVI, Ltd.                     271,443                    3.3%
-----------------------------------------------------------------------------
SC Fundamental, LLC                 518,060                    6.3%
-----------------------------------------------------------------------------
Neil H. Koffler                     789,503                    9.6%
-----------------------------------------------------------------------------
SC Fundamental
Employees' Savings
and Profit Sharing Plan             15,000                     .18%
-----------------------------------------------------------------------------
(1)  Includes  7,500  shares of the  Issuer's  common  stock held by the Student
Sponsor Partnership, Inc. a non profit educational company for which Mr. Collery is President. Mr Collery disclaims beneficial ownership of such 7,500 shares.



                                                      Page 14 of 21 Pages

         (b) Siegler and Collery, by virtue of their status as principal members of SCFLLC, the general partner of Fund, and as the controlling stockholders, directors and executive officers of SC, the corporate member and manager of SCFLLC, may be deemed to share with Fund, SCFLLC and SC the power to vote or direct the vote and to dispose or to direct the disposition of shares of common stock of which Fund is the direct beneficial owner. Koffler, by virtue of his status as an employee member of SCFLLC, the general partner of Fund, may be deemed to share with Fund and SCFLLC the power to vote or direct the vote and to dispose or to direct the disposition of Shares of common stock of which Fund is the direct beneficial owner.

                  Siegler and Collery, by virtue of their status as controlling stockholders, directors and executive officers, and Koffler by virtue of his status as an executive officer, of BVI Inc., the managing general partner of SC-BVI Partners and BVI Fund, may be deemed to share with BVI Inc., SC-BVI Partners and BVI Fund the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock of which BVI Fund is the direct beneficial owner. Because BVI Fund and SC-BVI Partners could be deemed to share with BVI Inc. the power to vote or direct the vote and the power to dispose or direct the disposition of such shares of Common Stock (and as to which BVI Inc. exercises such power), BVI Fund and SC-BVI Partners have been added as Reporting Persons.

                  Siegler and Collery, by virtue of their status as trustees of the Employee Plan, may be deemed to share with Employee Plan the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock of which Employee Plan is the direct beneficial owner.

             (c)The following table sets forth the transactions effected by each of the Reporting Persons listed in Item 5(a) during the past sixty days. Unless otherwise noted, each of the transactions set forth below reflects a sale effected on the American Stock Exchange.


                                                    BVI, Inc.
              Price Per                            on behalf
Trade Date    Share ($)          Fund              of BVI Ltd.
-----------------------------------------------------------------------------

6/28/99        6.6545           18,880               9,720
-----------------------------------------------------------------------------
6/29/99        6.5094            6,600               3,400
-----------------------------------------------------------------------------
7/01/99        6.2500           1,090                  910
----------------------------------------------------------------------------



                                                        Page 15 of 21 Pages


Item 7.        Materials to be filed as Exhibits.

               Exhibit A - Joint filing agreement, dates July 2, 1999
                            among the Reporting Persons.

               Exhibit B - List of officers,  directors,  members or partners for SC Fundamental,LLC, SC Fundamental BVI, Ltd., and SC-BVI Partners.



                                            EXHIBIT INDEX


Exhibit                                Description

   A                                Joint Filing Agreement dated
                                    July 2, 1999 among the Reporting Persons

   B List of officers, directors, members or partners of SC Fundamental LLC, SC Fundamental BVI, Ltd.,and SC-BVI Partners.

                                                 Page 16 of 21 Pages

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  July 2, 1999
                                                   SC FUNDAMENTAL LLC
SC FUNDAMENTAL INC.                                SC Fundamental Inc.
                                                    as Manager
      /s/ Neil H. Koffler                        /s/ Neil H. Koffler
By:  ----------------------------        By:   -----------------------------
   Neil H. Koffler as Attorney-              Neil H. Koffler as Attorney-in-
   in-Fact for Peter M. Collery                Fact for Peter M. Collery,
   Vice President*                                 Vice President*

THE SC FUNDAMENTAL VALUE FUND, L.P.

   By: SC FUNDAMENTAL, LLC                SC-BVI Partners
       as General Partner                 By: SC Fundamental Value BVI, Inc.
                                              as Managing General Partner
             /s/ Neil H. Koffler                       /s/ Neil H. Koffler
    By:  -----------------------------       By: ------------------------------
         Neil H. Koffler as Attorney-           Neil H. Koffler as Attorney-in-
             in-Fact for Peter M. Collery       Fact for Peter M. Collery
         Vice President*                        Vice President*

SC FUNDAMENTAL VALUE BVI, INC.

            /s/ Neil H. Koffler              SC FUNDAMENTAL VALUE BVI, Ltd.
    By:  ----------------------------        By: SC Fundamental Value BVI, Inc.
         Neil H. Koffler as Attorney-            as Managing General Partner of
         in-Fact for Peter M. Collery            Investment Manager
         Vice President*
/s/ Neil H. Koffler
----------------------------                         /s/ Neil H. Koffler
Neil H. Koffler as Attorney-                 By: ------------------------------
in-Fact for Gary N. Siegler*                      Neil H. Koffler as Attorney
                                                 -in-Fact for Peter M. Collery
                                                 Vice President*
/s/ Neil H. Koffler
-----------------------------                SIEGLER, COLLERY &CO.EMPLOYEES
                                             SAVINGS AND PROFIT SHARING PLAN
     /S/ Neil H Koffler                      By:    /s/ Neil H. Koffler
By:--------------------------                -------------------------------
    Neil H. Koffler as Attorney              Neil H. Koffler as Attorney
    in Fact for Peter M. Collery             in-Fact for Peter M. Collery,
                                             Vice President

*Executed by Neil H. Koffler as Attorney-In-Fact for Peter M. Collery and Gary
N. Siegler. The Powers of Attorney for Messrs. Collery and Siegler were filed as Exhibit A to Amendment No. 5 to Schedule 13D relating to US Facilities Corporation on August 4, 1995 and is hereby incorporated herein by reference.

                                                       Page 17 of 21 Pages

                                   Exhibit A

                              JOINT FILING AGREEMENT

                  In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Baycorp Holdings, Ltd and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, hereby execute this Agreement this 2nd day of July 2, 1999.

Dated:   July 2, 1999

SC FUNDAMENTAL INC

By:      /s/ Peter M. Collery               /s/ Neil H. Koffler
----------------------------                --------------------------------
Neil H. Koffler as Attorney-                Neil H. Koffler
in-Fact for Peter M. Collery
Vice President(*)

THE SC FUNDAMENTAL VALUE FUND,
L.P.

By:      SC FUNDAMENTAL, LLC, as
         General Partner

By:  /s/ Peter M. Collery
-----------------------------
Neil H. Koffler as Attorney-
in-Fact for Peter M. Collery
Vice President(*)


SC FUNDAMENTAL VALUE BVI, INC.

By: /s/ Peter M. Collery
-----------------------------
Neil H. Koffler as Attorney-
in-Fact for Peter M. Collery
Vice President(*)

                                                        Page 18 of 21 Pages


/s/ Gary N. Siegler                             Siegler Collery and Co.
-----------------------------                   Employees Savings And
Neil H. Koffler as Attorney-                    Profit Sharing Plan
in Fact for Gary N. Siegler(*)                  By:  /s/ Neil H. Koffler
                                                   ---------------------------
                                                   Neil H. Koffler as Attorney
/s/ Peter M. Collery                                      in-Fact for Peter M.
------------------------------                         Collery, Vice President
Neil H. Koffler as Attorney-
in Fact for Peter M. Collery(*)


SC FUNDAMENTAL, LLC

By:      SC Fundamental Inc., as
                  Manager

By:      /s/ Peter M. Collery
--------------------------------
Neil H. Koffler as Attorney-
in Fact for Peter M. Collery
Vice President (*)

SC FUNDAMENTAL VALUE BVI, LTD.              SC-BVI PARTNERS

By:      SC Fundamental Value BVI,          By:      SC Fundamental Value BVI
         Inc., as managing general                   Inc., as managing general
         partner of investment                                partner
         manager



By:      /s/ Peter M. Collery                        /s/ Peter M. Collery
--------------------------------            -------------------------------
Neil H. Koffler as Attorney-in-             Neil H. Koffler as Attorney-
Fact for Peter M. Collery,                  in-Fact for Peter M. Collery,
Vice President(*)                                    Vice President(*)


(*) Executed by Neil H. Koffler as Attorney-in-Fact for Peter M. Collery and
 Gary N. Siegler. The Powers of Attorney for Messrs. Collery and Siegler were filed as Exhibit A to Amendment No. 5 to the Schedule 13D relating to the US Facilities Corporation on August 4, 1995 and are hereby incorporated herein by reference.

260395

                                                            Page 19 of 21Pages

                                            EXHIBIT B

                           MEMBERS OF SC FUNDAMENTAL, LLC



                  The name and present principal occupation or employment of the Members of SC Fundamental, LLC are set forth below. The business address of each Member is 10 East 50th Street, New York, New York 10022. All such persons are United States citizens.

=================================================================
                                    Present Principal
Name and Position                   Occupation or Employment
-----------------------------------------------------------------
SC Fundamental Inc.                Manager of SC Fundamental, LLC
Corporate Member
-----------------------------------------------------------------
Gary N. Siegler                    Principal Member of SC Fundamental,
Principal Member                   LLC, President of SC Fundamental
                                   Inc.,  and  SC  Fundamental
BVI, Inc.
-----------------------------------------------------------------
Peter M. Collery                    Principal Member of SC Fundamental,
Principal Member                    LLC, Vice President of SC
                                    Fundamental Inc. and SC Fundamental
                                                   BVI, Inc.
-----------------------------------------------------------------
Neil H. Koffler                     Employee Member of SC Fundamental,
Employee Member                     LLC
=================================================================

                                                          Page 20 of 21 Pages

                                 EXHIBIT B

                           DIRECTOR AND EXECUTIVE OFFICERS OF
                             SC FUNDAMENTAL VALUE BVI, LTD.



                  The name, address, citizenship and present principal occupation or employment of the directors and executive officers of SC Fundamental Value BVI, Ltd. are set forth below. The business address of such directors and executive officers is c/o Citco Fund Services (Cayman Islands) Ltd., Corporate Center, West Bay Road, Grand Cayman, Cayman Islands.

=================================================================
Name, Position and                       Present Principal
Citizenship                        Occupation or Employment
-----------------------------------------------------------------
Gary N. Siegler                     Principal Member of SC Fundamental,
Director                            LLC, President of SC Fundamental
United States                       Inc., and SC Fundamental BVI, Inc.
-----------------------------------------------------------------
Bernard Loze                        Principal of Loze & Associates
Director
France
-----------------------------------------------------------------
David M. Mills                      Partner of Withers Solicitors
Director England
-----------------------------------------------------------------
Anthony Stocks                      Director of International Fund
Director                            Services division of the Citco
England                             Group
=================================================================

                                               Page 21 of 21 Pages

                                    EXHIBIT B


                           PARTNERS OF SC-BVI PARTNERS


                  The name and position of the general partners of SC-BVI Partners are set forth below. The business address of each general partner is 10 East 50th Street, New York, New York 10022. All such persons are Delaware corporations.


Name and Position
-------------------

SC Fundamental BVI Inc.
Managing General Partner


GNS-BVI, Inc.(1)
Partner


PMC-BVI, Inc.(2)
Partner


----------------------------------
(1) Gary N. Siegler is the sole stockholder, officer and director of GNS-BVI, Inc.

(2) Peter M. Collery is the sole stockholder, officer and director of PMC-BVI, Inc.